FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	Estimated average burden hours per response. 0.5
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
(Print or Type Responses)
1. Name and Address of Reporting Person*	2. Date of Event	4. Issuer Name and Ticker or Trading Symbol
MDS Life Sciences Technology Fund II Quebec Limited Partnership	Requiring Statement (Month/Day/Year)	DepoMed, Inc. (DMI)
(Last)	(First)	(Middle)	April 21, 2003	5. Relationship of Reporting Person(s) to Issuer (Check all applicable)	6. If Amendment, Date of Original (Month/Day/Year)
1550 Metcalfe Street, Suite 602	3. I.R.S. Identification	Director	X	10% Owner
(Street)	Number of Reporting	Officer (give	Other (specify	7. Individual or Joint/Group
Person, if an entity	title below)	below)	Filing (Check Applicable Line)
(voluntary)	Form filed by One Reporting Person
Montreal	Quebec	H3A 1X6	X	Form filed by More than One Reporting Person
(City)	(State)	(Zip)	Table I — Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, no par value per share	347,222	D (1)

1. Title of Derivative Security (Instr. 4)	2. Date Exer-cisable and Expiration Date (Month/Day/Year)	3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)	4. Conver-sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct	6. Nature of Indirect Beneficial Ownership (Instr. 5)
Date Exer-cisable	Expiration Date	Title	Amount of Number of Shares	(D) or Indirect (I) (Instr. 5)
Warrant (Right to Buy)	7/21/03	Common Stock	121,528	$2.16	D (1)

Explanation of Responses:

(1) MDS Life Sciences Technology Fund II Quebec Limited Partnership ("Life Quebec") beneficially owns 347,222 shares of common stock, no par value per share, of the Issuer (the "Common Stock") and 121,528 shares of Common Stock underlying warrants which become exercisable on July 21, 2003, (collectively the "Shares"). MDS LSTF II (QGP) Inc. serves as the general partner of Life Quebec and as such may be deemed to be the indirect beneficial owner of the Shares. MDS LSTF II (QGP) Inc., however, expressly disclaims beneficial ownership of the Shares except to the extent of its pecuniary interest therein.

[See Attachment]	[See Attachment]
**Signature of Reporting Person	Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

JOINT FILER INFORMATION
Name:	MDS Life Sciences Technology Fund II Quebec Limited Partnership
Address:	1550 Metcalfe Street, Suite 602
Montreal, Quebec H3A 1X6
Designated Filer:	MDS Life Sciences Technology Fund II Quebec Limited Partnership
Issuer & Ticker Symbol:	DepoMed, Inc.
Date of Event Requiring Statement:	April 21, 2003

By: MDS LSTF II (QGP) Inc., its General Partner

Signature:/s/Graysanne Bedell	/s/Gregory Gubitz	Date: May 1, 2003
By: Graysanne Bedell	Gregory Gubitz
Title: Secretary	Vice-President
Name:	MDS LSTF II (QGP) Inc.
Address:	1550 Metcalfe Street, Suite 602
Montreal, Quebec H3A 1X6
Designated Filer:	MDS Life Sciences Technology Fund II Quebec Limited Partnership
Issuer & Ticker Symbol:	DepoMed, Inc.
Date of Event Requiring Statement:	April 21, 2003

Signature:/s/Graysanne Bedell	/s/Gregory Gubitz	Date: May 1, 2003
By: Graysanne Bedell	Gregory Gubitz
Title: Secretary	Vice-President